RF INDUSTRIES, LTD.	For Immediate Release

Investor Contact:	Company Contact:
John Nesbett/Jennifer Belodeau	Howard Hill, Chief Executive Officer
Institutional Marketing Services (IMS)	(858) 549-6340
(203) 972-9200	rfi@rfindustries.com
jnesbett@institutionalms.com

RF Industries Reports First Fiscal Quarter Results

-  As Forecasted, Company Remains Profitable on Lower Sales For The Quarter –

-  Quarterly Dividend of $0.07 Per Share–

-  Balance Sheet Remains Strong with $12.8 Million in Cash and No Debt -

San Diego, California, March 13, 2014 – RF Industries, Ltd. (NASDAQ: RFIL) announced results for the first fiscal quarter ended January 31, 2014.

RF Industries reported net sales of $5.9 million in the first quarter of fiscal 2014, a decrease of 41% compared to net sales of $9.9 million in the first quarter of fiscal 2013. The Company saw a significant decrease in revenues from its Cables Unlimited subsidiary, where first quarter sales decreased by 61% to $2.1 million. The Company reported operating income of $0.3 million in the first quarter of fiscal 2014 as compared to operating income of $2.0 million in the prior year’s period. Income from continuing operations was $0.3 million or $0.03 per basic and per diluted share in the first quarter of fiscal 2014 as compared to $1.5 million or $0.21 per basic and $0.19 per diluted share in the first quarter of 2013.

At January 31, 2014, RF Industries reported cash and cash equivalents of nearly $13 million, no long term debt, and a current ratio of 12 to 1.

Howard Hill, Chief Executive Officer, commented, “Our reduced first quarter sales and marginal profitability were in line with the guidance we previously provided. We were able to proactively adjust our cost structure to maintain profitability which has been a corporate priority for 20 years. Consolidated revenues in the first quarter of 2014 were impacted by a significant decline in revenues in our Cables Unlimited division as a result of the decrease in demand for its OptiFlex™ fiber optic cabling solution for cell towers. The OptiFlex™ fiber optic cabling solution was specifically developed for wireless service providers who are engaged in upgrading their cell towers to handle 4G technologies. Accordingly, orders for the OptiFlex™ cables will fluctuate as cell towers are upgraded. However, since Cables Unlimited has a reputation as an innovative designer and developer of fiber connectivity solutions, we expect its range of capabilities will result in other leading edge solutions for our existing and new customers. We also experienced softening demand during the most recent quarter in our RF Connector and Cable Assembly division, which resulted in a $0.8 million reduction in net sales as compared to the 2013 fiscal quarter. We believe that the harsh winter weather contributed to the sales decrease at both Cables Unlimited and our RF Connector and Cable Assembly divisions. Sales to date in the second quarter of fiscal 2014 at Cables Unlimited and our RF Connector and Cable Assembly division are below the comparable quarter last year. However, we are optimistic about our long-term prospects from both our existing products as well as the new products we are developing. Our Medical Cabling segment reported a 9% increase in revenues as compared to the first quarter of fiscal 2013, primarily due to increased sales to existing customers.”

“As we’ve stated previously, demand for wireless connectivity is rapidly changing and growing, with consumers expecting full connectivity in almost any location or situation. Our goal is to continue to develop state-of-the-art, customized connectivity solutions for new and existing customers that allow our customers to remain competitive in this space. We have dealt before with ebbs and flows in our business as new products are developed and rolled out, and while we’re not pleased with the revenue decline in our first quarter, we are focusing our efforts to execute on our ability to provide innovative, customized connectivity solutions to meet the needs of the marketplace.”

Mr. Hill further commented, “Our Company has maintained its strong cash position and has no debt, so the cash generated from operations allows us to return capital to our shareholders through dividends such as the one we recently announced, and/or stock repurchases, while also allowing us to consider strategic transactions.”

Conference Call Information

RF Industries will host a conference call today, March 13 at 12:00 noon Eastern Time to discuss its fiscal first quarter 2014 results. To participate, callers should dial (877) 407-9210 and international callers may dial (201) 689-8049. A simultaneous webcast of the conference call can be accessed from the Investor Information page at www.rfindustries.com.

A replay of the call will be available until April 13, 2014 and may be accessed by dialing (877) 660-6853. International callers should call (201) 612-7415. Callers should use conference i.d. 13577047.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, medical and industrial. The Company’s products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, wiring harnesses and medical wiring.  The Company’s leading edge connectivity solutions are used throughout the growing and evolving wireless infrastructure. The Company has reported 20 consecutive years of profitability and is headquartered in San Diego, California with operations in Las Vegas, Nevada and Yaphank, New York. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the operations of the Cables Unlimited division; and the Company’s reliance on certain distributors for a significant portion of anticipated revenues. Further discussion of these and other potential risk factors may be found in the Company’s public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

(tables attached)

RF INDUSTRIES, LTD. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	January 31,	October 31,
	2014	2013
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$12,777	$11,881
Trade accounts receivable, net	2,521	3,160
Inventories	6,030	5,995
Other current assets	960	1,552
Deferred tax assets	322	322
TOTAL CURRENT ASSETS	22,610	22,910

Property and equipment, net	969	1,053
Goodwill	3,076	3,076
Amortizable intangible assets, net	1,352	1,407
Non-amortizable intangible assets	410	410
Note receivable from stockholder	67	67
Other assets	23	30
TOTAL ASSETS	$28,507	$28,953

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$589	$792
Accrued expenses	1,178	1,741
Customer deposit	51	51
TOTAL CURRENT LIABILITIES	1,818	2,584

Deferred tax liabilities	950	950
TOTAL LIABILITIES	2,768	3,534

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - authorized 20,000,000 shares of $0.01 par value; 8,184,887 and 8,075,124 shares issued and outstanding at January 31, 2014 and October 31, 2013, respectively	82	81
Additional paid-in capital	16,330	15,706
Retained earnings	9,327	9,632
TOTAL STOCKHOLDERS' EQUITY	25,739	25,419
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$28,507	$28,953

RF INDUSTRIES, LTD. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(in thousands, except share and per share amounts)

	Three Months Ended January 31,
	2014	2013

Net sales	$5,850	$9,896
Cost of sales	3,268	5,331

Gross profit	2,582	4,565

Operating expenses:
Engineering	256	289
Selling and general	1,987	2,258
Totals	2,243	2,547

Operating income	339	2,018

Other income – interest/dividends	7	3

Income from continuing operations before provision for income taxes	346	2,021
Provision for income taxes	82	564

Income from continuing operations	264	1,457

Income from discontinued operations, net of tax	1	25

Net income	$265	$1,482

Earnings per share
Basic
Continuing operations	$0.03	$0.21
Discontinued operations	0.00	0.00
Net income per share	$0.03	$0.21

Earnings per share
Diluted
Continuing operations	$0.03	$0.19
Discontinued operations	0.00	0.00
Net income per share	$0.03	$0.19

Weighted average shares outstanding
Basic	8,143,640	7,074,095
Diluted	8,817,351	8,004,166